FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2

Date of Material Change

June 19, 2008

Item 3

News Release

The press release attached as Schedule A was released over Canada NewsWire on June 19, 2008.

Item 4

Summary of Material Change

Gammon Gold Presentation Available on Corporate Website

Item 5

Full Description of Material Change

Gammon Gold Inc. (“Gammon”) (TSX:GAM and AMEX:GRS): advises that a new Investor Presentation for use in the Company’s Toronto based marketing tour during June 2008, has been posted on the Company’s corporate website and can be accessed through the following link Toronto June 2008. The presentation provides updated financial and productivity metrics, including forecasted Q2 2008 metrics, that clearly demonstrate the ongoing positive traction that we are continuing to achieve as we execute our business model.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Item 6

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Rene Marion
Chief Executive Officer
Gammon Gold Inc.
Tel:  902-468-0614

Item 9

Date of Report

June 19, 2008